SHADOW MARKETING INC.
                          1823 W. 7th Avenue, Suite 210
                           Vancouver, British Columbia
                                 Canada V6J 5K5
                            Telephone: (250)868-2096
                                Fax:(250)868-2396

February 10, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-3561

Attention:  Goldie B. Walker

Dear Sirs:

Re:      Registration Statement on Form SB-2 - File Number 333-131168
         ------------------------------------------------------------

Further to your letter dated January 28, 2006 regarding our registration statement on Form SB-2, we have filed an amended registration statement with the following included as per your request:

1.       signed audit report; and

2.       legality opinion.

Yours truly,

SHADOW MARKETING INC.

PER:  /s/ Chris Paterson

CHRIS PATERSON
Director